Mail Stop 4561
Via Fax (206) 315-7501

July 1, 2009

William Richter
Vice President of Finance and
Chief Financial Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, WA 98121

      Re: **Isilon Systems, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed on February 20, 2009
              File No. 001-33196

Dear Mr. Richter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                Sincerely,

                                Kathleen Collins
                                Accounting Branch Chief